Hunton Andrews Kurth LLP 600 Travis, Suite 4200 Houston, Texas 77002 +1.713.220.4200 Phone +1.713.220.4285 Fax HuntonAK.com

August 22, 2024

Office of Real Estate & Construction

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3561

Re:	City Office REIT, Inc.
Form 10-K for the year ended December 31, 2023
Filed February 22, 2024
Response Dated June 18, 2024
File No. 001-36409

Ladies and Gentlemen:

On behalf of our client, City Office REIT, Inc., a Maryland corporation (the “Company,” “CIO,” “we,” “us” or “our”), set forth below are the responses of the Company to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) by letter dated August 8, 2024, with respect to the Company’s Form 10-K for the year ended December 31, 2023 (File No. 001-36409), submitted to the Commission on February 22, 2024 (the “10-K”) and our response letter dated June 18, 2024.

For your convenience, each response is prefaced by the exact text of the Staff’s corresponding comment in bold, italicized text. All references to page numbers and captions correspond to the 10-K unless otherwise specified. All capitalized terms not otherwise defined herein shall have the meaning assigned to them in the 10-K. The Company respectfully informs the Staff that KPMG LLP, the Company’s independent external auditors, has reviewed this correspondence.

Annual Report on Form 10-K for the year ended December 31, 2023

Part 1

Item 2. Properties, page 41

1.

We note your response to prior comment 3, and your representation that including extensive descriptive subfactors per property may be of limited use to investors. However, given your prior statement that the characteristics for each class of building would vary across different geographic markets and may change over time, and that it would be difficult to apply a single, universal definition for each class of building, please tell us examples of how you will expand on the descriptions for your properties in future filings. Further, as previously stated, please tell us, and in future filings, please clarify, if the quality or age of the building or the location of the property is impacting your ability to renew leases, or obtain new tenants, and the impact on leasing costs associated with renewing or re-letting a particular space.

U.S. Securities and Exchange Commission

August 22, 2024

RESPONSE: We acknowledge the Staff’s comment but respectfully disagree with the Staff’s view that the Company needs to expand on the descriptions of its properties in future filings. The Company believes that (i) the information contained under Item 2 of its Form 10-K is fully responsive to Item 102 of Regulation S-K, consistent with the disclosure of other US office real estate investment trust companies and sufficient for shareholders to make an informed investment decision and (ii) the presentation of ratings from third parties such as CoStar Group, Inc. (“CoStar”) is likely to be misleading to investors. The Company respectfully informs the Staff that CoStar’s data are subjective and are revised at irregular intervals from time to time by CoStar. The Company respectfully informs the Staff that the Company does not monitor CoStar data frequently and does not believe it is under any obligation to do so, so long as the Company’s disclosures remain accurate in all material respects, and the Company continues to believe that its disclosures are accurate in all material respects.

As you are aware, the Company already discloses the year of construction of each property. See Schedule III to the financial statements in our Annual Report on Form 10-K for the year ended December 31, 2023. However, in order to address the Staff’s comment, the Company will reproduce the year of construction for each property in its future filings on Form 10-Q under Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations and on Form 10-K under Item 2. Properties.

As to whether the quality, age or location of our office buildings impacts the Company’s ability to renew leases or obtain new tenants, the Company believes that there are a multitude of factors that determine whether a property is attractive to tenants, and that it is difficult to determine as our current and prospective tenants do not typically provide us with the reasons why they have decided to vacate or not lease space in our properties. These factors include quality, age, location, amenities offered, attractiveness of the physical space, leasing rate and concession. The Company respectfully informs the Staff that in general, there is a spectrum, whereby higher quality, newer properties located in or near central business districts command higher rental rates, whereas lower quality, older properties further from central business districts generally command lower rental rates. In a similar fashion, leasing costs for new space depend on a number of factors, such as existing usage and requirements of the new tenant. In order to address the Staff’s comment, the Company acknowledges, and will disclose in its public filings, that the quality, age or location of certain of our office buildings may negatively impact leasing efforts and leading to higher re-leasing costs, as we believe our tenants and prospective new tenants across our portfolio sometimes compare the cost and the value of leasing space in our buildings to the value of newer space with more amenities asking higher rent in other buildings in the market. Accordingly, the Company respectfully acknowledges the Staff’s comment and if such information is available, will revise future filings to describe how it believes the quality, age or location of its overall office portfolio impacts its ability to renew leases or obtain new tenants, and the impact on leasing costs associated with renewing or re-letting a particular space.

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U.S. Securities and Exchange Commission

August 22, 2024

On behalf of the Company, we appreciate your attention to this matter. If you have any questions or if any supplemental information is required by the Staff, please do not hesitate to contact me at (713) 220-3649 or jdavidson@HuntonAK.com.

Very truly yours,

/s/ James V. Davidson, Esq.
James V. Davidson, Esq.

cc:	Anthony Maretic, City Office REIT, Inc.

James Farrar, City Office REIT, Inc.